UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 1, 2026

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Novartis International AG CH-4002 Basel Switzerland www.novartis.com x.com/novartisnews

PRESS RELEASE

Novartis remibrutinib, a high-efficacy oral BTK inhibitor, significantly reduces relapse rates and shows favorable safety profile in Phase III RMS trials

Ad hoc announcement pursuant to Art. 53 LR

•	REMODEL-1/-2 trials met their primary endpoint, significantly reducing annualized relapse rate (ARR) vs teriflunomide in people living with relapsing multiple sclerosis (RMS)[1]

•	Trials showed superiority of remibrutinib vs. teriflunomide on all key secondary endpoints within each trial, including reduction of MRI lesions[1]

•	A clinically meaningful delay in disability progression was achieved, including a positive trend in 3mCDP and nominally significant 6mCDP in preplanned combined analysis of REMODEL-1/-2[1]

•	Remibrutinib demonstrated a favorable safety profile with no liver safety signal, consistent with remibrutinib in chronic spontaneous urticaria (CSU)[1]

•	Novartis to present late-breaking data at MSToronto2026 and plans to submit to health authorities globally

Basel, September 1, 2026 – Novartis today announced positive topline results from its Phase III REMODEL-1/-2 trials of remibrutinib in relapsing multiple sclerosis.1 Remibrutinib, a highly selective and potent oral Bruton’s tyrosine kinase (BTK) inhibitor, demonstrated superiority versus teriflunomide in reducing annualized relapse rate (ARR) and inflammatory brain lesions with a favorable safety profile. The results of the REMODEL trials establish remibrutinib as a BTK inhibitor that achieved significant reductions in annualized relapse rate across two Phase III trials in adults with relapsing multiple sclerosis (RMS).1

Remibrutinib demonstrated clinically meaningful reductions versus teriflunomide in key secondary endpoints related to disability progression, with a positive trend in 3-month confirmed disability progression (3mCDP) and nominal significance in 6-month confirmed disability progression (6mCDP) in a preplanned combined analysis of REMODEL-1/-2.1

The safety profile in REMODEL-1/-2 was consistent with the broader development program of remibrutinib comprising more than 4,500 clinical trial participants in multiple indications.1-4 Remibrutinib was well tolerated and continues to demonstrate no liver safety signal, including no cases meeting Hy’s Law criteria.

“Despite advances in treatment, an unmet need remains for oral therapies that can deliver robust relapse prevention, slow disability progression, while maintaining a favorable safety profile. The positive REMODEL results underscore the potential of remibrutinib as a high-efficacy oral therapy for people living with RMS with a differentiated benefit-risk profile,” said Shreeram Aradhye, President, Development, and Chief Medical Officer, Novartis. “Building on our long-standing commitment to advancing care in MS, these findings reinforce our continued ambition on driving innovation in this space and delivering therapies that address the evolving needs of people living with MS.”

Novartis will present the REMODEL-1 and REMODEL-2 data as a late-breaker at MSToronto2026 and intends to host an investor call following the congress presentation. Novartis plans to seek regulatory approval for remibrutinib in RMS globally.

About Multiple Sclerosis

Multiple sclerosis (MS) is a chronic inflammatory disease of the central nervous system characterized by myelin destruction and axonal damage in the brain, optic nerves and spinal cord.5 MS, which affects nearly 3 million people worldwide, can be characterized into three main types: non-active secondary progressive (SPMS), primary progressive (PPMS), and relapsing MS (RMS).6-7 RMS is the most common form and includes clinically isolated syndrome (CIS), relapsing-remitting (RRMS), and active SPMS.7 The various forms of MS are distinguished by how the disease presents and progresses, including whether patients experience relapses, worsening disability over time, or a combination of both.8

About Remibrutinib

Remibrutinib is a highly selective, oral Bruton’s tyrosine kinase (BTK) inhibitor that blocks the BTK pathway, reducing activation of B cells and innate immune cells to modulate immune regulatory networks and related neuroinflammation.9-12 Discovered at Novartis, remibrutinib is being investigated in neuroscience indications, including the Phase III trials REMODEL in RMS, REMASTER in SPMS, as well as other immune-mediated conditions, such as hidradenitis suppurativa and food allergy.13-14 Remibrutinib 25 mg was approved as Rhapsido® by the FDA in September 2025 and the EMA in April 2026 for the treatment of adults with chronic spontaneous urticaria (CSU).15,16

About the REMODEL Trials

REMODEL-1/-2 are identical multicenter, randomized, double-blind, active comparator-controlled Phase III studies evaluating the efficacy and safety of remibrutinib compared to teriflunomide for adult patients with relapsing multiple sclerosis (RMS).17,18 Approximately 2,000 patients globally with evidence of recent disease activity and an Expanded Disability Status Scale (EDSS) of 0.0–5.5 were randomized 1:1 to receive remibrutinib 100 mg or teriflunomide. The studies consist of an initial double-blind Core Part with a flexible duration of up to a maximum of 30 months, followed by an open-label extension for up to 5 years. The primary endpoint is annualized relapse rate (ARR). Key secondary endpoints include 3- and 6-month confirmed disability progression, the number of new/enlarging T2 lesions per year, the number of Gd+ T1 lesions per scan, serum neurofilament light chain (sNfL) concentration, and the percentage of participants with no evidence of disease activity (NEDA-3).17-19

About Novartis Neuroscience

Neurological diseases are deeply personal, affecting people of any age, from newborns to seniors, often striking in the prime of life. In multiple sclerosis (MS), Novartis has helped shape the treatment landscape for decades through scientific innovation and leadership in advancing care for people living with MS. We remain focused on addressing unmet needs and pursuing new approaches that may improve outcomes for people across the MS journey. Building on this foundation, we're doubling down on our commitment to neurology, expanding our legacy of innovation in MS and spinal muscular atrophy (SMA) to work in neuroimmunology, neurodegeneration, and neuromuscular diseases. Our goal is to protect people’s health across their lifespan, developing more treatment options that lead to better outcomes.

Product Information
For full prescribing information, including approved indications and important safety information about marketed products, please visit https://www.novartis.com/about/products.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “potential,” “can,” “will,” “plan,” “may,” “could,” “would,” “expect,” “believe,” “committed,” “investigational,” “launch,” “building,” “maintaining,” “continued,” “evolving,” or similar expressions, or by express or implied discussions regarding: potential new products including remibrutinib; potential new indications for existing products; potential product launch of remibrutinib or potential future revenues from remibrutinib; results of ongoing clinical trials; or potential future, pending or announced transactions; or potential future sales or earnings from remibrutinib;. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that remibrutinib will be submitted or approved for sale or for any additional indications or labeling in any market, or at any particular time. Nor can there be any guarantee that remibrutinib will be commercially successful in the future. In particular, our expectations could be affected by, among other things, uncertainties concerning: global healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the success of our key products, commercial priorities and strategy; research and development of new products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; our ability to realize the strategic benefits, operational efficiencies or opportunities expected from our external business opportunities; the development or adoption of new technologies, including artificial intelligence, and new business models; the implementation of our new IT projects and systems; potential significant breaches of information security or disruptions of our information technology systems; actual or potential legal proceedings, including regulatory actions or delays or government regulation related to the products and pipeline products described in this press release; safety, quality, data integrity, or manufacturing issues; major macroeconomic and geo- and socio-political developments, including the impact of any potential tariffs on our products or the impact of war in certain parts of the world; future global exchange rates; future demand for our products; and other risks and factors referred to in Novartis AG’s most recently filed Form 20-F and in subsequent reports filed with, or furnished to, the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis is an innovative medicines company. Every day, we work to reimagine medicine to improve and extend people’s lives so that patients, healthcare professionals and societies are empowered in the face of serious disease. Our medicines reach more than 300 million people worldwide.

Reimagine medicine with us: Visit us at www.novartis.com and connect with us on LinkedIn, Facebook, X/Twitter and Instagram.

References

1.	Data on file
2.	Metz M, Giménez-Arnau AM, Hide M, et al. Remibrutinib in chronic spontaneous urticaria. N Engl J Med. 2025;392(10):984-994. doi:10.1056/NEJMoa2408792
3.	Giménez-Arnau AM, Szalewski R, Hide M, et al. Remibrutinib in chronic spontaneous urticaria: 52-week results from two phase 3 studies. J Allergy Clin Immunol. 2026;157(1):143-154. doi:10.1016/j.jaci.2025.09.028
4.	Novartis. Novartis remibrutinib first therapy to achieve Phase III primary endpoint in chronic inducible urticaria (CIndU). Novartis US. Published February 18, 2026. Available from: https://www.novartis.com/us-en/news/media-releases/novartis-remibrutinib-first-therapy-achieve-phase-iii-primary-endpoint-chronic-inducible-urticaria-cindu Last accessed: August 6, 2026
5.	Ferreira HB, Neves B, Guerra IM, Moreira A, Melo T, Paiva A, Domingues MR. An overview of lipidomic analysis in different human matrices of multiple sclerosis. Mult Scler Relat Disord. 2020;44:102189. doi:10.1016/j.msard.2020.102189

6.	Portaccio E, Magyari M, Kubala Havrdova E, et al. Multiple sclerosis: emerging epidemiological trends and redefining the clinical course. Lancet Reg. Health Eur. 2024;44:100977.
7.	National Multiple Sclerosis Society. Types of MS. Available from: https://www.nationalmssociety.org/What-is-MS/Types-of-MS Last accessed: July 15, 2026
8.	Lublin FD, Reingold SC, Cohen JA, et al. Defining the clinical course of multiple sclerosis: the 2013 revisions. Neurology. 2014;83(3):278-286. doi:10.1212/WNL.0000000000000560
9.	Angst D, Gessier F, Janser P, et al. Discovery of LOU064 (Remibrutinib), a Potent and Highly Selective Covalent Inhibitor of Bruton's Tyrosine Kinase. J Med Chem. 2020;63(10):5102-5118. doi:10.1021/acs.jmedchem.9b01916
10.	Kaul M, End P, Cabanski M, et al. Remibrutinib (LOU064): A selective potent oral BTK inhibitor with promising clinical safety and pharmacodynamics in a randomized phase I trial. Clin Transl Sci. 2021;14(5):1756-1768. doi:10.1111/cts.13005
11.	Jain RW, Rayatpour A, Hagen K, et al. Investigations of remibrutinib in models pertinent to multiple sclerosis. Neurotherapeutics. 2026;23(3):e00923. doi:10.1016/j.neurot.2026.e00923
12.	Nuesslein-Hildesheim B, Ferrero E, Schmid C, et al. Remibrutinib (LOU064) inhibits neuroinflammation driven by B cells and myeloid cells in preclinical models of multiple sclerosis. J Neuroinflammation. 2023;20(1):194. Published 2023 Aug 26. doi:10.1186/s12974-023-02877-9
13.	ClinicalTrials.gov. NCT03827798. Study of efficacy and safety of investigational treatments in patients with moderate to severe hidradenitis suppurativa. Available from: https://clinicaltrials.gov/ct2/show/NCT03827798. Last accessed: July 2026
14.	ClinicalTrials.gov. NCT05432388. Study of efficacy, safety and tolerability of remibrutinib in adult participants with an allergy to peanuts. Available from: https://clinicaltrials.gov/study/NCT05432388 Last accessed: July 2026
15.	Novartis. Novartis receives FDA approval for Rhapsido® (remibrutinib), the only oral, targeted BTKi treatment for chronic spontaneous urticaria (CSU). News release. Novartis. September 30, 2025. Available from: https://www.novartis.com/news/media-releases/novartis-receives-fda-approval-rhapsido-remibrutinib-only-oral-targeted-btki-treatment-chronic-spontaneous-urticaria-csu Last accessed: August 6, 2026
16.	Novartis. Novartis Rhapsido® receives European Commission approval as first oral targeted treatment for chronic spontaneous urticaria. News release. Novartis. April 27, 2026. Available from: https://www.novartis.com/news/media-releases/novartis-rhapsido-receives-european-commission-approval-first-oral-targeted-treatment-chronic-spontaneous-urticaria Last accessed: August 6, 2026
17.	ClinicalTrials.gov. NCT05147220. Efficacy and safety of remibrutinib compared to teriflunomide in participants with relapsing multiple sclerosis (RMS) (REMODEL-1). Available from: https://clinicaltrials.gov/study/NCT05147220 Last accessed: July 2026
18.	ClinicalTrials.gov. NCT05156281. Efficacy and safety of remibrutinib compared to teriflunomide in participants with relapsing multiple sclerosis (RMS) (REMODEL-2). Available from: https://clinicaltrials.gov/study/NCT05156281 Last accessed: July 2026
19.	Wiendl H, Airas L, Chitnis T, et al. Phase 3 REMODEL I/II Trials: Efficacy, Safety, and Tolerability of Remibrutinib in Patients with Relapsing Multiple Sclerosis. Mult Scler Relat Disord. 2023;80:105315. doi:10.1016/j.msard.2023.105315

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Novartis Investor Relations Central investor relations line: +41 61 324 7944 E-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 1, 2026	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head of Financial Reporting and Accounting